DAILY JOURNAL CORPORATION

915 East First Street

Los Angeles, California 90012

(213) 229-5300

February 26, 2009

Ms. Beverly A. Singleton

Staff Accountant

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Daily Journal Corporation
Form 10-K for the year ended September 30, 2008
Filed December 22, 2008
File No. 0-14665

Dear Ms. Singleton:

The purpose of this letter is to respond to your letter dated January 29, 2009. To assist you in reviewing our responses, we will precede each response with a copy (in bold type) of the point stated in your letter.

Results of Operations, page 15

1.	To enhance an understanding of your discussion, please consider expanding the first paragraph to define and disclose that you operate in two business segments: (i) traditional business (e.g., newspaper publishing and related services), and (ii) information systems and services (i.e., the operations of Sustain Technologies, Inc. or “Sustain”). In addition, please consider providing a table that discloses the amount of revenue and pre-tax profit or income attributed to each of these segments for each period in which statements of income are provided, similar to the disclosure provided in Note 7 to the audited financial statements.

In future filings, we will expand the first paragraph of Management’s Discussion and Analysis to disclose that we operate in two business segments. We will also provide a table of key financial information for each reportable segment.

2.	Provide a discussion of the income statement revenue line item “Advertising service fees and other,” as it is unclear as to which revenue generating operations or business segment these pertain. In this regard, discuss the source of the revenue and the reasons for the change in revenues during the period.

In future filings, we will explain that “Advertising service fees and other” relates to the traditional business and not to Sustain, which is in the computer software business. We will also explain that these amounts are primarily agency commissions received from third-party newspapers in which the advertising is placed, and fees generated when filing notices with government agencies. In addition, if there are material changes in these amounts from period-to-period, we will explain the reasons for such changes.

3.	See the fourth and sixth paragraphs under this heading where you refer to the impact on the change in total ‘costs and expenses’ and ‘Sustain business segment pre-tax income’ excluding (or “ignoring” or “before”) the reversal of the contingent liability at Sustain in 2007. Such discussion appears to result in disclosing a non-GAAP measure of “total costs and expenses” and “pre-tax income” that excludes the fiscal year 2007 reversal of the contingent liability. In future filings, please revise the discussion to discuss the total change in financial results without excluding any special charges or credits. You may discuss the individual dollar impact that the special charges or credits had on your results of operations provided that a ‘non-GAAP’ total amount is not disclosed. See FR-65 for guidance.

We have reviewed the guidance in FR-65. While we do not necessarily agree with your comment that both the fourth and sixth paragraphs contain non-GAAP financial measures, Sustain’s three-year old 2007 contingent liability reversal will not appear in any future comparative financial statements, and we will therefore not be addressing it in future MD&A disclosures.

Liquidity and Capital Resources, page 16

4.	Revise your computation of working capital to include the current liability of ‘deferred subscription and other revenues,’ as to not present a non-GAAP liquidity measure. You may separately discuss the impact that the current liability will have on your working capital situation, without giving effect to a non-GAAP total.

In future filings, we will include “deferred subscription and other revenues” as a current liability when referring to the Company’s total working capital. As of September 30, 2008, the Company had working capital of $18,759,000, including the liability for deferred subscription and other revenues of $5,847,000 which were scheduled to be earned within one year.

Fair Value of Financial Instruments, page 23

5.	We note your disclosure that you transferred your investments in U.S. Treasury Notes and Bills from the “held-to-maturity” category at September 30, 2007 to the “available-for-sale” category at September 30, 2008. Please provide us with a detailed explanation as to the circumstances that led you to transfer these investments from “held-to-maturity” at September 30, 2007 to the category of “available-for-sale” at September 30, 2008. Your response should address the factors given in paragraph 8(a)-(f) of SFAS 115, and future filings should provide the disclosures required by paragraph 22 of SFAS 115.

In 2008, we decided to sell some of our Treasury Notes and Bills, which were bearing interest at an almost nominal rate, in order to pay off our bank debt, on which we were paying annual interest of 6.84%. These sales required us to change the classification of these investments. None of the factors in paragraph 8(a)-(f) of SFAS 115 had any role in our decision to sell the Treasury Notes and Bills. In future filings, consistent with paragraph 22 of SFAS 115, if we sell any security classified as held-to-maturity, we will disclose in the notes to our financial statements the amortized cost amount of the sold security, the related realized or unrealized gain or loss, and the circumstances leading to the decision to sell the security.

Item 15(2). Exhibits, page 31

6.	We note that your Articles of Incorporation and Bylaws are incorporated by reference to filings made almost ten years ago. Also, contrary to the assertion in the footnotes to your exhibit index, these two exhibits did not bear the same number in the original filings. See Item 10(d) of Regulation S-K regarding documents on file for more than five years. Accordingly, in order to avoid any potential confusion, we suggest you re-file these exhibits in connection with your next Annual Report on Form 10-K.

We will re-file our Articles of Incorporation and Bylaws with our next Annual Report on Form 10-K.

* * * *

We acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in the filing; that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and that the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any comments or questions regarding the foregoing to the undersigned at (213) 229-5300.

Sincerely,

/s/ Gerald L. Salzman
Gerald L. Salzman
President